EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Independent Registered Public Accounting Firm” in the Registration Statement (Form S-1) and related Prospectus of SafeNet, Inc. dated April 11, 2006 for the registration of $250,000,000 of 2.5% Convertible Subordinated Notes due 2010 and 5,050,000 shares of its common stock and to the incorporation by reference therein of our reports dated March 15, 2006 with respect to the consolidated financial statements and schedule of SafeNet, Inc., SafeNet, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of SafeNet, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.
/s/  Ernst & Young LLP
Baltimore, Maryland
April 11, 2006